UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

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Commission File Number: 001-37485

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Jupai Holdings Limited

Global Creative Center, T2, 15/F

No 166 Min Hong Road

Minhang District

Shanghai 201100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Jupai Holdings Limited Announces Termination of Contractual Arrangements with Shanghai Jupai Investment Group Co., Ltd.

The board of directors of the Jupai Holdings Limited (the “Company”) has approved the termination of the Company’s contractual arrangements with Shanghai Jupai Investment Group Co., Ltd. (“Shanghai Jupai”). Recently, the audit committee under the board of directors of the Company has also approved such termination of the Company’s contractual arrangements with Shanghai Jupai. The Company would discontinue the operations of and cease control over the business operated by Shanghai Jupai. In 2021, the net loss from Shanghai Jupai and its subsidiaries and branches accounted for 98.6% of the Company’s total net loss.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jupai Holdings Limited

By	:	/s/ Jianda Ni
Name:	:	Jianda Ni
Title:	:	Chairman of the Board of Directors and Chief Executive Officer

Date: October 6, 2022